Anghami Inc.

16th Floor, Al-Khatem Tower, WeWork Hub71,
Abu Dhabi Global Market Square, Al Maryah Island

Abu Dhabi, United Arab Emirates

September 21, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Laura Veator, Stephen Krikorian, Matthew Crispino, and Jan Woo

Re:	Anghami Inc.
Draft Registration Statement on Form F-4
Submitted August 3, 2021
CIK No. 0001871983
SEC Comment Letter dated September 2, 2021

Ladies and Gentlemen:

On behalf of Anghami Inc. (the “Company”), we submit confidentially via EDGAR for review by the Securities and Exchange Commission (the “Commission”) the accompanying Amendment No. 1 (“Amendment No. 1”) to the Company’s above-referenced Draft Registration Statement on Form F-4 (the “Registration Statement”). Amendment No. 1 reflects the Company’s responses to the comments received from the staff of the Commission (the “Staff”) contained in the Staff’s letter dated September 2, 2021 (the “Comment Letter”), and certain other updated information.

The Staff’s comments as reflected in the Comment Letter are reproduced in italics in this letter, and the corresponding responses of the Company are shown below each comment. All references to page numbers in the Company’s responses are to the page numbers in Amendment No. 1.

Questions and Answers about the Business Combination, page 8

1.	Please add a Q&A that discloses all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at different redemption levels.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 11 of the Registration Statement to address the Staff’s comment.

What equity stake will current VMAC stockholders and Anghami Shareholders have in Pubco after the Closing?, page 10

2.	You disclose the equity stake of stockholder groups assuming no redemption by VMAC public stockholders. Please revise to also disclose the equity stake of these groups assuming maximum redemption by public stockholders.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 10 of the Registration Statement to address the Staff’s comment.

What interests do VMAC’s current officers and directors have in the Business Combination?, page 12

3.	Please disclose if the sponsor and the company’s officers and directors have any fiduciary or contractual obligations to other entities as well as any interest in, or affiliation with, the target company. If so, clarify how the board considered such conflicts in negotiating and recommending the business combination. Also, we note VMAC’s charter waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted VMAC’s search for an acquisition target.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on pages 13, 27, 73, 94, and 105 of the Registration Statement to address the Staff’s comment.

What interests do the Subscribers of the PIPE Shares have in the Business Combination?, page 13

4.	Please highlight any material differences in the terms and price of securities issued at the time of the IPO as compared to the PIPE investment. Disclose if the PIPE investors include VMAC’s sponsor, directors, officers or their affiliates.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 15 of the Registration Statement to address the Staff’s comment.

What happens to VMAC Warrants...?, page 18

5.	Please quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 19 of the Registration Statement to address the Staff’s comment.

Risk Factors

Risks Related to VMAC and the Business Combination, page 65

6.	Please add a risk factor that discusses the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 67 of the Registration Statement to address the Staff’s comment.

The Sponsor and VMAC’s executive officers and directors have potential conflicts of interest..., page 71

7.	Please disclose if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on pages 13, 27, 73, 94, and 105 of the Registration Statement to address the Staff’s comment.

Accounting for the Proposed Transactions, page 82

8.	Your disclosure states that Anghami’s shareholders will hold a majority of the voting power of the Combined Company. However, your disclosure on page 28 appears to indicate that under the “no redemption” scenario, Anghami shareholders will not hold a majority of the voting power of the Combined Company. Please clarify your disclosure and describe how you considered this in determining your accounting for the transaction under a “no redemption” scenario.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on pages 32 and 108 of the Registration Statement to clarify that Anghami’s shareholders will be the largest group of shareholders of the Combined Company.

Certain Unaudited Prospective Financial Information of Anghami, page 102

9.	Clarify your disclosures to describe how your projections compare with your historical operating results, including how the revenue growth rates, expense growth rates and margins used in your projections compare to those achieved historically. Fully describe the specific assumptions underlying any differences, the factors affecting achievement of these assumptions, and why you believed it was reasonable to use these assumptions.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on pages 111, 112, and 113 of the Registration Statement to include Anghami’s historical operating results for the years covered by its audited financial statements and to more fully explain its assumptions.

10.	Clarify your disclosures to explain why you selected a projection period of five years and why you believed it was reasonable to assume the growth rates used in the projection are sustainable over this period.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 111 of the Registration Statement.

11.	Describe the specific third parties involved in the projections and how they were used.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that there were no third parties involved in the preparation of the projections. Certain of Anghami’s key shareholders with representation on Anghami’s board of directors also reviewed the projections.

Information about Anghami

Corporate History and Structure, page 138

12.	Please file as exhibits the acknowledgements executed by the three employees of ADC.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has filed the acknowledgments executed by the three employees of ADC as exhibits 10.12, 10.13, and 10.14 to the Registration Statement.

Our Growth Strategies, page 143

13.	You state on page 172 that you expect the Business Combination to allow you access to VMAC’s music and film production expertise in India. Please tell us what consideration you gave to discussing this opportunity in your discussion of your growth opportunities.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that, while it may at some point engage in future collaboration with VMAC’s sponsor regarding its expertise in India, Anghami does not intend to utilize any of VMAC’s music and film production expertise in India at this time and does not have any current growth plans in India. Accordingly, the Company has removed this sentence from the Registration Statement.

Anghami Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Performance Indicators Premium Subscribers, Conversion and ARPU, page 175

14.	You disclose that you define Premium subscribers as users who have completed registration on our platform and activated a payment method for Premium services, and you define the Premium average revenue per user, or ARPU, as the monthly measure of total Premium subscription revenue divided by the total number of Premium subscribers at the month-end. Please further clarify how Premium subscribers at month-end differs from Premium subscribers and how these metrics are calculated. Further, your disclosure indicates that these metrics are presented for the years ended December 31, 2020 and 2019. Clarify if these measures are calculated over a period of time or a point in time. Please also clarify how your monthly measure of total Premium subscription revenue is calculated.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 182 of the Registration Statement.

15.	Your disclosure refers to daily premium subscribers and monthly premium subscribers. Please clarify if daily and monthly refers to the subscription periods or some other measure. Please also clarify if the number of premium subscribers and the number of premium subscribers at month-end that you disclose include daily or monthly premium subscribers.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 182 of the Registration Statement.

16.	Please clarify what your premium subscriber conversion rate represents and whether this represents the conversion of users to daily premium subscribers or the conversion of daily premium subscribers to monthly premium subscribers or some other measure.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 182 of the Registration Statement.

Results of Operations

Revenue

Revenue from Premium Segment, page 176

17.	Your disclosure indicates that the number of monthly Premium subscribers increased by 7% and ARPU increased by 30%. However, the revenue from your premium segment only increased by 7% in total. Please clarify the other factors that impacted the change in revenue for the period.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 183 of the Registration Statement.

Security Ownership of Certain Beneficial Owners and Management, page 234

18.	Please disclose the portion of each class of Anghami securities held in the United States and the number of record holders in the United States. Refer to Item 18 of Form F-4 and Item 7.A.2 of Form 20-F.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff it has revised its disclosure on page 242 of the Registration Statement.

Consolidated Financial Statements - Anghami, page F-45

19.	Your consolidated statement of financial position includes balances as of January 1, 2019; however, these balances do not appear to be included in the Report of Independent Registered Public Accounting Firm. Please revise your consolidated statement of financial position to clarify that these balances are not audited. Otherwise, have your independent registered accounting firm amend its report to include these balances.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the opening balances as of January 1, 2019 have been audited as part of the 2019 financial statements audit. In accordance with paragraph 40A(b) of IAS 1, the additional comparative statement of financial position has been presented as an additional disclosure, as the retrospective restatement has a material effect on the information in the statement of financial position at the beginning of the period ended December 31, 2019.

As permitted under IFRS, the additional January 1, 2019 balance sheet is not presented with the related notes.

The additional January 1, 2019 IFRS balance sheet (without related notes) is not a comparative financial statement. Rather, it is a disclosure required by paragraph 40A(b) of IAS 1-IASB which has been audited together with the financial statements. Therefore, our independent registered public accounting firm does not refer to the additional January 1, 2019 IFRS balance sheet (without related notes). They do include reference to Note 3.6, which contains all the required disclosures.

Notes to Consolidated Financial Statements

Basis of Preparation and Significant Accounting Policies

3.1 Basis of Presentation, page F-50

20.	Clarify how you determined that the functional currencies of each of your subsidiaries is the United States dollar. In this regard, it does not appear that you conduct any operations in United States dollars or earn any revenue in United States dollars. Tell us the authoritative accounting literature upon which you relied in making this determination.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that Anghami has concluded that its functional currency is United States Dollars (USD) as per the guidance provided by IAS 21, paragraphs 9, 10(a) and 12. Anghami’s prices are set in USD. The majority of revenue is billed and collected in USD (c.56% of subscription revenue and 75% of Ads revenue) and majority of Anghami’s cost of revenue (82% of cost of revenue) and operating expenses are incurred and settled in USD. All of Anghami’s financing activities (debt and equity instruments) are denominated in USD. Anghami believes that USD represents the economic effects of Anghami’s underlying transactions and conditions.

21.	Your disclosure on page F-84 states that the Group’s principle foreign currency risk arises from Egyptian and Lebanese Pounds denominated transactions. Please separately disclose the balance of your net monetary assets denominated in Lebanese pounds and the net monetary assets denominated in Egyptian pounds as of each balance sheet date presented.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised its disclosure on page F-85.

22.	You disclose that assets and liabilities in Lebanese pounds and transactions in Lebanese pounds, and the related foreign exchange losses, were reflected in these financial statements at a conservative market rate. Please clarify the specific exchange rate used for each period presented, the source of these rates, and the factors you considered in determining to use these rates.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the exchange rate used to account for Lebanese pounds transactions during the years ended December 31, 2020 and December 31, 2019 is the official exchange rate of 1,507.5 LBP / USD that is set by the Lebanese Central Bank (Banque Du Liban). Anghami has calculated the net foreign exchange losses on outstanding monetary assets and liabilities as of December 31, 2020 using an exchange rate of 8,286.42 LBP / USD. This market rate was provided by a reputable independent source (https://lirarate.org/) that collects data on actual Lebanese Pounds to USD exchange transactions and posts the average exchange rate. For the year ended December 31, 2019 there were no foreign exchange losses in relation to the net monetary assets in Lebanese pounds.

3.2 Basis of Consolidation, page F-51

23.	Please clarify the specific entities in which you own less than controlling interest in voting shares but consolidate due to power. Tell us how you considered each of the factors in IFRS 10 in determining that you control the entities and clarify your disclosures accordingly. Please also disclose the dollar value of assets, liabilities, revenue and net income included in your consolidated financial statements related to these entities and provide all of the disclosure required by IFRS 12.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company’s subsidiary in Egypt, Anghami for Digital Content (ADC) is held by employees as nominees/custodians on behalf of Anghami. All the nominees/custodians have entered into undertakings with Anghami stating that:

●	The shares held by them are entirely and exclusively owned by Anghami and that the rights inherent to the said shares belong to Anghami;

●	They have agreed to remit the shares to Anghami and transfer their ownership to Anghami upon first demand, free of charge;

●	They have agreed to remit without consideration to Anghami all profits and amounts received from ADC in relation to the said shares; and

●	They cannot transfer any of the shares without the written consent of Anghami and have agreed to assign the shares in compliance with Anghami’s written request.

Anghami’s subsidiary in Saudi Arabia, Anghami KSA shares were held by Edgard Maroun, Anghami’s Chief Executive Officer, and Elias Habib, Anghami’s Chief Technical Officer as nominees/custodians on behalf of Anghami as at December 31, 2020. On March 4, 2021, the Anghami KSA shares held by Mr. Maroun and Mr. Habib were transferred to Anghami’s subsidiary Anghami FZ LLC and Anghami KSA is now wholly owned by Anghami FZ LLC. Mr. Maroun and Mr. Habib had executed waivers in favor of Anghami, undertaking to renounce and waive all the shares held by them to the benefit of Anghami, along with all rights related thereto.

Anghami’s management have conducted its assessment in accordance with IFRS 10 paragraphs 5,6,7 and 8, and concluded that Anghami has (1) the power to direct the operations of ADC and Anghami KSA and controls all relevant activities (revenue generation, expenses, financing, business plan etc.) that impact the returns generated from these entities, (2) the ability to exercise this power to direct these entities operations, and (3) full exposure to all the rights, obligations and returns generated from these entities. Anghami has concluded that is has control, as defined in IFRS 10 paragraph 8.

IFRS 12 paragraph 12 applies to subsidiaries that have non-controlling interest that are material to the reporting entity. ADC and Anghami KSA do not have any non-controlling interest.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised its disclosure on page F-52 to provide additional information in line with the requirements of IFRS 12 paragraph 12.

24.	Your disclosure on page 46 states that you transferred the ownership of Anghami for Digital Content (“ADC”) to three employees of ADC and that you are currently in the process of transferring the ownership to Anghami FZ LLC (a wholly owned subsidiary of Anghami). However, Anghami may not be able to transfer ADC’s ownership promptly, or at all and Anghami’s business, operating results, and financial condition may be adversely affected if it is unable to transfer the ownership of ADC. Please clarify how you took this into consideration in your determination to consolidate this subsidiary and the specific impacts on your financial position and operating results if you are unable to transfer ownership.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff to refer to the answer provided with respect to Staff’s comment 23 above. The Company also advises the Staff that it has revised its disclosure on page 48 of the Registration Statement.

3.4 Summary of Significant Accounting Policies

Revenue Recognition, page F-55

25.	Please clarify the portion of your premium partner subscription revenue recognized on a gross basis and the portion recognized on a net basis. Clarify the services provided by the partners and the services that you provide in these arrangements and how you considered all of the factors in paragraphs B.34 through B.38 of IFRS 15 in determining to recognize revenue on a gross or net basis.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that all of Anghami’s revenue is recognized on a gross basis. Anghami’s premium revenue is generated through the following three channels:

(1)	Direct Channel: revenue generated through application stores, credit cards and other direct payment methods;

(2)	Telco Business to Customer (B2C) Channel: revenue generated from the users who subscribe to the Anghami premium service through their telco operator; and

(3)	Telco Business to Business (B2B) Channel: revenue generated through the sale of Anghami premium subscriptions to the Telco at deep discount.

The service provided by the partners is limited to acting as a payment gateway to collect the subscription fees and transfer it to Anghami against receiving a fee calculated as a percentage of the revenue collected. Anghami has conducted its assessment in accordance with IFRS 15 paragraphs B.34 to B.38 and determined its acting as a principal and would recognize the revenue on a gross basis as Anghami controls the service provided to the premium users and remains responsible to deliver the music streaming services at the agreed quality during the full subscription period (meeting the customer specifications); in addition, Anghami has full discretion in determining the price of the music streaming services offered. For revenue generated from the Telco (B2B) channel there are no services provided by the Telco.

26.	Your disclosure states that you also bundle your premium service with third-party services and products, which also has one material performance obligation and transaction price, with revenue recognized at point of sale. Please clarify the third party services and products with which your services are bundled, whether you recognize revenue on a gross or net basis and how you considered all of the factors in paragraphs B.34 through B.38 of IFRS 15 in making this determination. Please also clarify how you determined it is appropriate to recognize revenue at point of sale rather than over time for these arrangements.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised its disclosure on page F-56.

Anghami sells its premium subscriptions in bulk at a discount to third parties and Telcos (under the B2B channel) who bundle those premium subscriptions with data or other services offered by them and sell it to their end users or offer the purchased premium subscriptions to their customers, employees, etc. as a promotion.

Anghami has conducted its assessment in accordance with IFRS 15 paragraphs B.34 to B.38 and determined its acting as a principal and would recognize the revenue on a gross basis as Anghami’s obligation is limited to delivering the subscriptions to the buyers and does not control the ultimate use, bundle structure, or price offered by the buyers.

In this case, the customer is the buyer purchasing the bulk premium subscriptions and not the end user of the premium service. When the vouchers are delivered to the customers, Anghami’s obligations are satisfied and the revenue from the sale of these bulk premium subscriptions is recognized at delivery.

27.	Your disclosure indicates that you enter into arrangements with advertising agencies and advertising exchange platforms. Please clarify the services that you provide and the services that these parties provide under these arrangements, whether you recognize revenue on a gross or net basis and how you considered all of the factors in paragraphs B.34 through B.38 of IFRS 15 in making this determination.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that all of Anghami’s advertising revenue is recognized on a gross basis.

The service provided by the advertising agencies and advertising exchange platform is limited to identifying brands that are interested to advertise on Anghami’s platform, channeling advertisements to Anghami’s platform and marketing Anghami’s platform to other brands, against receiving a fee calculated as a percentage of the advertising revenue collected. Anghami has conducted its assessment in accordance with IFRS 15 paragraphs B.34 to B.38 and determined its acting as a principal and would recognize the revenue on a gross basis as Anghami is (1) responsible for fulfilling the promise to deliver the ad campaign to end user and remain responsible for the acceptability of the specified advertisement, (2) retains control over the platform used to deliver the advertisements to Anghami’s users, and (3) sets the prices charged.

Cost of Revenue, page F-55

28.	We note your disclosure that the determination of the amount of rights holders’ liability is complex and that in certain jurisdictions, rights holders have several years to claim royalties, Therefore estimates are made until payments are made. Further, you have certain arrangements that are subject to minimum guaranteed amounts and an accrual is established when costs are expected to fall short of the minimum guaranteed amounts. Please clarify the dollar amount of adjustments made during each period presented relating to costs incurred in prior periods and tell us how you considered separately disclosing these amounts. Please also clarify your historical experience with these adjustments and whether they have been material to your cost of sales or operating results.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that As of December 31, 2020 and December 31, 2019, Anghami does not have any adjustments made during each period presented relating to costs incurred in prior periods. All such historical adjustments have been made on the opening balance (January 01, 2019) and the restated 2019 financial statements. Anghami records an estimate of the label and publishing rights costs on an accrual periodic basis for all rights holders: the majority of Anghami’s rights holders’ liabilities are adjusted at year end to match with the actual basis on counter-party invoices before the audited financial statements are issued representing approximately 91% of Anghami’s total streams annually. The remaining rights holders’ liabilities that are unsettled as of December 31, 2020 and 2019 are not material to Anghami’s cost of sales or operating results.

3.6 Restatement of Financial Statements, page F-65

29.	Your disclosures indicate that you made a number of adjustments that resulted in increases to cost of revenue for the year ended December 31, 2021; however, the restatement adjustment on page F-67 appears to indicate that cost of revenue was reduced by $2,261,163. Please clarify the adjustments that resulted in this reduction.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised its disclosure on page F-67.

The adjustments that resulted in increases in cost of revenue were due to the adjustments done on the publishing rights, labels cost and amortization cost but that these increases were offset by the decrease due to the reclassification of advertising agency fees from Cost of Revenue line to Selling and Marketing line in the Statement of Comprehensive Income, which resulted in a cumulative decrease in the cost of revenue. Advertising agency fees relate to fees paid to advertising agencies to market Anghami’s services to regional and international brands. As such this expense was reclassified from Cost of Revenue to Selling and Marketing expense to be grouped with other sales, advertising and marketing expenses incurred by Anghami.

30.	We note your disclosure that you incorrectly accrued withholding taxes payable on revenues earned in Egypt and the correction of this error resulted in an increase in income tax expenses for the year ended December 31, 2019. Please clarify why withholding taxes on revenue are included in income tax expense and the authoritative accounting literature upon which you are relying in accounting for these taxes.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised its disclosure on page F-67.

As per IAS 12, Paragraphs 12.2 and 5, the Withholding Tax “WHT”, which is payable on distributions from subsidiaries to parent company, is recorded as part of the income taxes and disclosed in the same tax note (note 10 in the financial statements).

10 Income Tax, page F-71

31.	Please clarify your disclosures to describe the primary tax jurisdictions in which you earn taxable income and the respective statutory tax rates in these jurisdictions. Please also clarify the nature of the withholding tax expense incurred on revenue from foreign jurisdictions and whether these were distributions received from a foreign subsidiary. If so, clarify the jurisdiction and the withholding tax rate. Please also clarify any known trends with respect to the proportion of your income expected to be earned from each jurisdiction or distributions expected to be received from foreign subsidiaries and the impact on your income tax expense.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that Anghami’s tax jurisdictions and related tax rates are as follows:

1.	Anghami: Established in Cayman, not subject to income taxes;

2.	Anghami FZ LLC: Established in United Arab Emirates jurisdiction, not subject to income taxes;

3.	Anghami KSA: Established in Kingdom of Saudi Arabia jurisdiction and is subject to withholding tax (tax rate: 5%) and corporate income tax (tax rate: 20%);

4.	Anghami for Digital Content (ADC): Established in Egypt jurisdiction and is subject to withholding tax (tax rate: 20%) and corporate income tax (tax rate: 22.5%); and

5.	Digi Music SAL Offshore: Established in Lebanon and is subject to withholding tax (tax rate: 7.5%).

The majority of Withholding taxes “WHT” are comprised of distributions made from subsidiary entities (mainly ADC and Anghami KSA) to Anghami Cayman. In addition, WHT include taxes paid by Anghami for revenue generated from small volume Telco partners. These Telco partners operate in countries where Anghami does not have an operating entity; Telco partners collect premium subscriptions from their users and transfer the funds to an Anghami subsidiary that is incorporated outside the targeted country where the revenue is generated. The Telco partners deduct the WHT from the payment due and transfer the net amount to Anghami.

The future growth in revenue will result in an increase in WHT recognized by the different subsidiaries and an increase in corporate income tax in Saudi Arabia which is subject to a minimum taxable base calculated as a percentage of revenue.

16 Share Based Payments, page F-75

32.	Please disclose the unrecognized compensation expense relating to your share based payments as of December 31, 2021 and the period over which it will be recognized.

Response: The Company notes the Staff’s comment and respectfully advises the Staff that Note 16 to the consolidated financial statements includes all share-based payment disclosures required under IFRS 2 paragraphs 44 through 52 and does not believe that these unrecognized share-based payment compensation expenses are required to be disclosed pursuant to IFRS 2 paragraphs 44 through 52.

Unrecognized share-based expense relating to future vesting of shares amounted to USD 473,182 at December 31, 2020 covering period ending December 31, 2023 (USD 872,344 at December 31, 2019 covering period ending December 31, 2023).

33.	Please clarify if any of your share based payments will vest upon the completion of your merger and the compensation expense that will be recognized at this time. Please also tell how you considered including a pro forma adjustments to reflect the additional compensation expense in your pro form financial statements on page 81.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that none of the employees share-based payments will vest upon the completion of the business combination. Certain warrants to service providers, as of December 31, 2020, will vest upon the completion of a direct or an indirect initial public offering (similar to the planned business combination transaction) , however, as of the date of this letter, all such warrants have vested. All expenses relating to such warrants to service providers have been fully recognized in historical periods and there is no additional expense to be presented in the pro-forma financial statements.

34.	For share based payments granted within six months of the determination of the agreed fair value of your equity shares for purposes of the merger, please reconcile and explain any differences between the fair value of your shares determined on each grant date and the fair value determined in connection with the merger. Describe the objective evidence that supports your determination of the fair value of the underlying ordinary shares at each grant date and fully describe the assumptions utilized at these valuation dates that are significantly different than those used in the determination of the fair value of your equity shares for purposes of the merger.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that Anghami did not issue any new shares or share options within the six months period of the determination of the agreed fair value of the equity shares for the purpose of the proposed merger.

We hope that the foregoing has been responsive to the Staff’s comments.

Very Truly Yours

By:	/s/ Edgard Maroun
Name:	Edgard Maroun
Title:	Chief Executive Officer